Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2017

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                    No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                    No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market Announcement

2. Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Market Announcement

São Paulo, November, 23, 2017 – Ultrapar Participações S.A., in addition to the Market Announcement and the Material Notice released on June 30, 2017 and August 28, 2017, respectively, related to the analysis of the acquisition of Liquigás Distribuidora S.A. by Companhia Ultragaz S.A., hereby informs that the Brazilian Antitrust Authority ("CADE") extended the analysis period of the operation for further 90 days, pursuant to article 88, paragraph 9, I and II of Law 12,529/2011.

Considering the concession of the additional period, the process shall be settled until March 5, 2018.

The CADE’s Court of Appeals is not obliged to use the entire legal extension for analysis and may issue its decision before the date mentioned above.

Ultrapar will maintain its shareholders and the market informed of further developments related to the present matter.

André Pires de Oliveira Dias
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

Market Announcement

São Paulo, November, 23, 2017 – Ultrapar Participações S.A., hereby informs that the Tribunal of the Administrative Council for Economic Defense (Tribunal of CADE) homologated, on the judgment session held this Wednesday (11/22/2017),  the Cease and Desist Agreement (“TCC”)signed with Bahiana distribuidora de Gás Ltda. (“Bahiana”) and Companhia Ultragaz S.A. (“Ultragaz”), related to the process 08700.003067/2009-67,  initiated in 2009 to investigate an alleged cartel at the distribution market of 13kg bottle of liquefied petroleum gas at the northeast region of Brazil.

As a result of the agreement, Bahiana and Ultragaz have committed to collect a pecuniary contribution to the Diffuse Right Defense Fund, in the total amount of BRL 96 million, to be paid in eight (8) semiannual installments.

Bahiana and Ultragaz reinforced their commitment to the best practices expressed in their code of ethics and competition compliance program, guided by the antitrust legislation.

André Pires de Oliveira Dias
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2017

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Market Announcement)